12010122

CM

SEC Mail Processing Section

FEB 28 2012

Washington, DC 123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARTMORE DISTRIBUTION SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 N. MICHIGAN AVENUE, SUITE 1700
(No. and Street)

CHICAGO (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN SKINNER +44 207 818 2165
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MORE LONDON PLACE (Address) LONDON (City) UK (State) SE1 2AF (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AR 3/14

OATH OR AFFIRMATION

I, MARTIN ROBERT SKINNER, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARTMORE DISTRIBUTION SERVICES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Martin Skinner
Signature

CHIEF FINANCIAL OFFICER
Title

24th February 2012 LONDON, England

S. Labovitch
Notary Public

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London, England
My commission expires with life

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
NOTARIES PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in ~~Financial Condition~~ Cashflows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARTMORE DISTRIBUTION SERVICES, INC.

(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE

December 31, 2011

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Table of Contents

CONTENTS

	PAGE
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6-9
Supplemental Schedule	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5	11-12

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

Board of Directors
Gartmore Distribution Services, Inc.

We have audited the accompanying statement of financial condition of Gartmore Distribution Services, Inc. ("the Company") as of December 31, 2011, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gartmore Distribution Services, Inc. at December 31, 2011, and the results of its operations, changes in its stockholders equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2012

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(In thousands, except per share amounts)

		2011
Assets		
Cash and cash equivalents	$	1,528
Deferred tax asset		166
Prepaid expenses and other assets		21
Total assets	$	1,715
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	409
Deferred tax liability		4
Total liabilities		413
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 100 shares; issued and outstanding		-
Additional paid-in capital		875
Retained earnings		475
Cumulative translation adjustment account		(48)
Total stockholder's equity		1,302
Total liabilities and stockholder's equity	$	1,715

See accompanying notes to financial statements

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

STATEMENT OF INCOME
December 31, 2011
(In thousands)

		2011
Revenue:		
Transaction fees	$	1,416
Total revenue		1,416
Expenses:		
Professional fees		123
Related party administrative and operational services costs (note 3)		734
Other expenses / (income)		(9)
Total expenses		848
Income before income taxes		568
Income tax expenses		(177)
Net income	$	391

See accompanying notes to financial statements

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2011
(In thousands)

	Common stock			Additional paid in capital	Retained earnings	Cumulative translation adjustment account	Total
	Shares	Amount					
Balance as at December 31, 2010	100	$	-	875	1,234	(59)	2,050
Net income				-	391	-	391
Change in cumulated translation account				-	-	11	11
Dividend paid				-	(1,150)	-	(1,150)
Balance as at December 31, 2011	100	$	-	875	475	(48)	1,302

See accompanying notes to financial statements

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

STATEMENT OF CASHFLOWS
Year ended December 31, 2011
(In thousands)

Cash flows from operating activities:	
Net income	$ 391
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating asset and liabilities:	
Deferred tax asset, expense	2
Prepaid expenses and other assets	6
Accounts payable and accrued expenses	145
Net cash provided by operating activities	544
Pre-tax foreign currency translation adjustment	15
Equity dividend paid	(1,150)
Net increase / (decrease) in cash and cash equivalents	(591)
Cash and cash equivalents, beginning of year	2,119
Cash and cash equivalents, end of the year	$ 1,528

See accompanying notes to financial statements

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2011
(In thousands)

1. Organization

Gartmore Distribution Services, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Corporation that is a wholly owned subsidiary of Gartmore US Holding Company, Inc. (GHC), a Delaware Corporation which is a wholly owned subsidiary of Gartmore Investment Management Limited (GIML), a U.K. entity. Following the acquisition of Gartmore Group Limited, a company registered in the Cayman Islands and the previous ultimate holding company of GIML on 4 April 2011, Henderson Group plc, a company registered in Jersey, became the ultimate holding company of the Company. The Company was incorporated for the primary purpose of serving as the distributor for private placements of securities issued by funds for which Gartmore Investment Limited (GIL) is acting as investment manager or investment advisor.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

2. Summary of Significant Accounting Policies

The financial statements are presented in U.S. dollars.

A summary of the significant accounting policies, which have been applied consistently, is set out below:

a) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and cash equivalents
The Company considers all cash on deposit and temporary investments with an original maturity date of less than 90 days to be cash equivalents.

c) Fair Value of Financial Instruments
Fair value of financial instruments, which includes cash equivalents, approximates their fair value because of the short maturities of these assets and liabilities.

d) Revenue Recognition
Transaction fees are recorded as earned based on the level of assets under management for which the Company serves as the distributor for private placement of securities issued by funds for which GIL (a sister company) is acting as investment manager or investment advisor.

e) Foreign currencies

The Company has entered into agreements with its affiliates, several of whom conduct business in the United Kingdom. Therefore, the functional currency of the Company is the pound sterling. In connection with foreign-denominated payable and receivables, the Company recognises a foreign currency gain or loss on fluctuation of the U.S. dollar in relation to the pound sterling. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. The foreign currency translation adjustment arising from translation of the balance sheet is reported in stockholder's equity, net of tax. Gains or losses resulting from foreign currency transactions are included in the statement of income.

(In thousands)

2. Accounting policies (continued)

f) Income taxes

The Company is included in the consolidated federal, state and local income tax returns of GHC. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

The Company uses an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognised when assets and liabilities have different values for financial statement and tax reporting purposes. Deferred tax assets are recognised when management considers it more likely than not that they will be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax to amounts that are more likely than not be realized.

3. Related-Party Transactions

The Company receives revenues under a revenue sharing agreement with GIL for the private placement of securities issued by funds for which GIL acts as investment manager.

The Company reimbursed GIML up until 30 April 2011 and, following the acquisition of the Gartmore group by Henderson Group plc, Henderson Administration Limited (HAL) from 1 May 2011, for providing administrative and operational services to the Company. These services include, but are not limited to, payroll services, human resources travel expense reimbursements and other operational services.

Gartmore Delaware, Inc. (GDI), a Delaware corporation, is a wholly owned subsidiary of GHC and was the US employing company of the Gartmore group. The Company reimbursed GDI up until 30 April 2011 and, following the acquisition of the Gartmore group by Henderson Group plc, Henderson Global Investors (North America) Inc. (HGINA) for providing administrative and operational services to the Company. These services include, but are not limited to, payroll services, human resource, travel expenses reimbursement, and other operational services.

The Company had the following related-party transactions during the year:

Entity	Nature of transaction	Value of (income) expense for the year ended December 31, 2011	Balances (owed to) due from entity at December 31, 2011
GIL	Revenue sharing agreement	$ (1,416)	-
GIML	Expense sharing agreement	126	-
HAL	Expense sharing agreement	64	-
GDI	Expense sharing agreement	134	(149)
HGINA	Expense sharing agreement	410	-

All transactions with GIL, GIML, GDI, HAL, HGINA and other affiliates are charged or credited through intercompany accounts. The expense and revenue sharing agreements are separate legal documents, drawn up at arms length on a fair value basis but may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the U.S. Internal Revenue Services's transfer pricing regulations.

(In thousands)

4. Income Taxes

The provision for incomes taxes for the year ended December 31, 2011 consisted of the following:

Current:		
Federal	$	125
State and local		36
Total current tax expense		161
Deferred:		
Federal		12
State and local		4
Total deferred tax expense		16
Total income tax expense	$	177

The provision for income taxes differs from the federal statutory rate of 34% as follows:

Expected income tax expense at statutory rate	$	192
State income tax, net of income tax effect		40
Adjustments in respect of prior periods		(55)
Income tax expense	$	177

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. Details of the Company's deferred tax assets and liabilities at December 31, 2011 follow:

Deferred tax assets:		
Capitalised start-up costs	$	132
Translation adjustment		34
Total deferred tax assets		166
Deferred tax liabilities:		
Unrealized foreign currency gains		(4)
		(4)
Net deferred tax asset	$	162

Based on the Company's taxable income in 2011 and 2010 as well as its forecast of future income, management believes it is more likely than not that the Company will realise the deferred income tax assets at December 31, 2011

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5 or 6 2/3% of aggregate indebtedness.

At December 31, 2011, the Company had net capital of $1,103 which was $1,075 in excess of required net capital of $28. The Company's ratio of aggregate indebtedness to net capital was .37 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2011, in that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

6. Concentration of Credit Risk

The Company currently holds cash deposits with counterparties that are financial institutions. In the event counterparties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

7. Subsequent Event

From 1 March 2012, as part of the integration of the Gartmore and Henderson groups, the Company will no longer act as distributor for private placements of funds for which GIL acts as investment manager or advisor following the cessation of GIL as investment manager or investment advisor of those funds.

8. Ultimate parent undertaking

As at 31 December 2010, the Company's immediate parent undertaking was Gartmore US Holding Company Inc, a company incorporated in Delaware and Gartmore Group Limited, a company incorporated in the Cayman Islands, was the ultimate parent undertaking. In April 2011, Henderson Group plc, a company incorporated in Jersey, acquired Gartmore Group Limited, becoming the Company's ultimate parent undertaking. A copy of Henderson Group plc's Annual Report and Accounts for the year ended 31 December 2011 can be obtained from its registered office at 47 Esplanade, St. Helier, Jersey, JE1 0BD.

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year ended December 31, 2011
(In thousands)

Schedule 1

Computation of net capital:	
Total stockholder's equity	$ 1,302
Deductions and/or charges:	
Non allowable assets	199
Total deductions and/or charges	199
Net capital	1,103
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5 or 6 2/3% of aggregated indebtedness)	28
Net capital in excess of requirement	$ 1,075
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 413
Ratio of aggregate indebtedness to net capital	37%

A reconciliation with the Company's computation (included in Part II of form X-17A-5) as of December 31, 2011 is not necessary since there was no material difference between the Company's computation of net capital as included on Form X-17A-5 and that of the information included herein as of December 31, 2011.

See accompanying independent auditors' report

ERNST & YOUNG

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Gartmore Distribution Services, Inc.:

In planning and performing our audit of the financial statements of Gartmore Distribution Services, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Ernst & Young

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Ernst & Young LLP
London
February 24, 2012

ERNST & YOUNG

To the Board of Directors of Gartmore Distribution Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Gartmore Distribution Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. solely to assist you and the other specified parties in evaluating Gartmore Distribution Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gartmore Distribution Services, Inc.'s management is responsible for the Gartmore Distribution Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst & Young LLP
London

February 24, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 31 DECEMBER, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067523 FINRA DEC
GARTMORE DISTRIBUTION SERVICES INC 19*19
737 N MICHIGAN AVE STE 1700
CHICAGO IL 60611-6662

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3,540

B. Less payment made with SIPC-6 filed (exclude interest) (1,778)
28 JULY 2011
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 1,762

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,762

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,762

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GARTMORE DISTRIBUTION SERVICES, INC.
(Name of Corporation, Partnership or other organization)

MARTIN SKINNER Martin Skinner
(Authorized Signature)

Dated the 23 day of FEBRUARY, 2012.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1 JAN, 2011
and ending 31 DEC, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,415,985
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 161	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	161
Total deductions	161
2d. SIPC Net Operating Revenues	$ 1,415,824
2e. General Assessment @ .0025	$ 3,540
	(to page 1, line 2.A.)